April 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attention:	Gabriel Eckstein, Staff Attorney

Re:	Connecture, Inc. Registration Statement on Form S-3 (File No. 333-208921) Filed January 8, 2016 Request to Withdraw Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Connecture, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-208921) (the “Registration Statement”), filed with the Commission on January 8, 2016, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of 457(p) under the Act.

Should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Samer M. Zabaneh of DLA Piper LLP (US), at (512) 457-7126. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to Samer M. Zabaneh via facsimile at (512) 457-7001. Thank you for your assistance.

Sincerely,

CONNECTURE, INC.

By:	/s/ Vincent E. Estrada

Vincent E. Estrada
Chief Financial Officer and Secretary